September 11, 2019

Via EDGAR

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:      Franklin Mutual Series Funds (the “Registrant”)
    File Nos. 333-233335;  CIK No. 0001137439-19-000398

Ladies and Gentlemen:
Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement on Form N-14 (File No. 333-233335) (the “Registration Statement”) relating to the proposed reorganization of the Franklin Mutual International Fund into the Franklin Mutual Global Discovery Fund.  The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on August 16, 2019 (0001137439-19-000398) and was scheduled to go effective on September 16, 2019, pursuant to Rule 488 under the Securities Act.
The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.
Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of San Mateo, and the State of California, on this 11th day of September, 2019.
No fees are required in connection with this filing. If you have any questions or comments concerning the foregoing, please contact Kenneth L. Greenberg, Esq. at (215) 564-8145.

Very truly yours,

/s/ Marianne Kim
Marianne Kim
                        Assistant Secretary to the Registrant